Exhibit 99.1

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended

December 31, 2017, 2016 and 2015

(presented in thousands of U.S. dollars)

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Aeterna Zentaris Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aeterna Zentaris Inc. and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of changes in shareholder’s (deficiency) equity, comprehensive loss and cash flow for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Quebec, Quebec, Canada

March 27, 2018

We have served as the Company’s auditor since 1993

(1) CPA auditor, CA, public accountancy permit No. A121191

Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash and cash equivalents	7,780	21,999
Trade and other receivables (note 8)	221	365
Inventory (note 7)	643	—
Prepaid expenses and other current assets	737	379
Total current assets	9,381	22,743
Restricted cash equivalents	381	496
Property, plant and equipment (note 9)	101	204
Deferred tax assets (note 20)	3,479	—
Identifiable intangible assets (note 10)	90	70
Other non-current assets	150	593
Goodwill (note 11)	8,613	7,553
	22,195	31,659
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 12)	2,987	3,745
Provision for restructuring costs (note 13)	2,296	33
Current portion of deferred revenues (note 5)	486	426
	5,769	4,204
Deferred revenues (note 5)	55	474
Warrant liability (note 14)	3,897	6,854
Employee Benefits	14,229	13,414
Provisions (note 15)	1,028	501
Total current liabilities	24,978	25,447
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share capital (note 16)	222,335	213,980
Other capital	88,772	88,590
Deficit	(314,161)	(298,059)
Accumulated other comprehensive income	271	1,701
Total shareholders’ (deficiency) equity	(2,783)	6,212
Total liabilities and shareholders’ (deficiency) equity	22,195	31,659

Commitments and contingencies (note 25)

Subsequent events (note 26)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert	Gérard Limoges
Chair of the Board	Director

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

For the years ended December 31, 2017, 2016 and 2015

(in thousands of US dollars, except share data)

	Common shares (number of) (1)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	(16,796)	—	(16,796)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	(1,430)	(1,430)
Actuarial gain on defined benefit plans (note 18)	—	—	—	694	—	694
Comprehensive loss	—	—	—	(16,102)	(1,430)	(17,532)
Share issuances pursuant to the exercise of pre-funded warrants (note 16)	301,343	977	—	—	—	977
Share issuances in connection with “At-the-Market” drawdowns (note 16)	3,221,422	7,378	—	—	—	7,378
Share-based compensation costs	—	—	182	—	—	182
Balance - December 31, 2017	16,440,760	222,335	88,772	(314,161)	271	(2,783)

(1)         Issued and paid in full.

The accompanying notes are an integral part of these consolidated financial statements

Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

For the years ended December 31, 2017, 2016 and 2015

(in thousands of US dollars, except share data)

	Common shares (number of) (1), (2)	Share capital	Pre- funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	—	(24,959)	—	(24,959)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	569	569
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	(1,479)	—	(1,479)
Comprehensive loss	—	—	—	—	(26,438)	569	(25,869)
Share issuances in connection with public offerings (note 16)	1,150,000	3,377	—	—	—	—	3,377
Pre-funded warrant issuances in connection with a public offering (note 16)	—	—	2,789	—	—	—	2,789
Share issuances pursuant to the exercise of pre-funded warrants (note 16)	950,000	2,789	(2,789)	—	—	—	—
Share issuances in connection with “at-the-market” drawdowns (note 16)	889,298	3,218	—	—	—	—	3,218
Share-based compensation costs		—	—	1,082	—	—	1,082
Balance - December 31, 2016	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
Balance - January 1, 2015	655,091	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(50,143)	—	(50,143)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	1,509	1,509
Actuarial loss on defined benefit plan (note 18)	—	—	—	—	844	—	844
Comprehensive loss	—	—	—	—	(49,299)	1,509	(47,790)
Share issuances in connection with a public offering (note 16)	3,250,481	14,322	—	—	—	—	14,322
Pre-funded warrant issuances in connection with a public offering	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants	346,294	8,653	(8,653)	—	—	—	—
Share issuances pursuant to the exercise of warrants (other than pre-funded warrants) (notes 12 and 15)	5,676,831	31,077	—	—	—	—	31,077
Share-based compensation costs	—	—	—	869	—	—	869
Balance - December 31, 2015	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615

(1)   Issued and paid in full.

(2)   Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 - Business overview and note 16 - Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2017, 2016 and 2015

(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2017	2016	2015
	$	$	$
Revenues
Sales commission and other	465	414	297
License fees (note 5)	458	497	248
Total revenues	923	911	545
Operating expenses (note 17)
Research and development costs	10,704	16,495	17,234
General and administrative expenses	8,198	7,147	11,308
Selling expenses	5,095	6,745	6,887
Total operating expenses	23,997	30,387	35,429
Loss from operations	(23,074)	(29,476)	(34,884)
Gain (loss) due to changes in foreign currency exchange rates	502	(70)	(1,767)
Change in fair value of warrant liability (note 14)	2,222	4,437	(10,956)
Warrant exercise inducement fee (note 14)	—	—	(2,926)
Other finance income	75	150	305
Net finance income (costs)	2,799	4,517	(15,344)
Loss before income taxes	(20,275)	(24,959)	(50,228)
Income tax expense (note 20)	3,479	—	—
Net loss from continuing operations	(16,796)	(24,959)	(50,228)
Net income from discontinued operations	—	—	85
Net loss	(16,796)	(24,959)	(50,143)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(1,430)	569	1,509
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	694	(1,479)	844
Comprehensive loss	(17,532)	(25,869)	(47,790)
Net loss per share (basic and diluted) from continuing operations (note 24)(1)	(1.12)	(2.41)	(18.17)
Net income per share (basic and diluted) from discontinued operations (note 24)(1)	—	—	0.03
Net loss per share (basic and diluted) (note 24)(1)	(1.12)	(2.41)	(18.14)
Weighted average number of shares outstanding (note 24):(1)
Basic and Diluted	14,958,704	10,348,879	2,763,603

(1)  Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 - Business overview; and note 16 - Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(in thousands of US dollars)

	Years Ended December 31,
	2017	2016	2015
	$	$	$
Cash flows from operating activities
Net loss for the year	(16,796)	(24,959)	(50,228)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 14)	(2,222)	(4,437)	10,956
Provision for restructuring costs (note 13)	3,083	(8)	932
Recapture of inventory previously written off (note 7)	(643)	—	—
Depreciation, amortization and impairment (notes 9 and 10)	94	280	341
Deferred income taxes (note 20)	(3,479)
Share-based compensation costs (note 16)	182	1,082	919
Employee future benefits (note 18)	246	382	351
Amortization of deferred revenues (note 5)	(458)	(345)	(248)
Foreign exchange (gain) loss on items denominated in foreign currencies	(553)	87	1,581
Gain on disposal of property, plant and equipment	(136)	(1)	(264)
Other non-cash items	(19)	(83)	154
Gain associated with the extinguishment of warrant liability (note 16)	—	—	(162)
Transaction cost allocated to warrants issued (note 16)	—	56	2,208
Series B Warrant exercise inducement fee (note 14)	—	—	2,926
Changes in operating assets and liabilities (note 19)	(2,212)	(1,064)	(3,395)
Net cash provided by operating activities of discontinued operations	—	—	85
Net cash used in operating activities	(22,913)	(29,010)	(33,844)
Cash flows from financing activities
Proceeds from issuances of common shares, warrants (including pre-funded warrants), net of cash transaction costs of $250, $1,107, and $4,223 in 2017, 2016, and 2015, respectively (note 16)	7,788	9,924	49,427
Proceeds from warrants exercised	242	—	—
Series B Warrant exercise inducement fee (note 14)	—	—	(2,926)
Payment pursuant to warrant amendment agreements (note 16)	—	—	(5,703)
Net cash provided by financing activities	8,030	9,924	40,798
Cash flows from investing activities
Purchase of property, plant and equipment (note 9)	(4)	(66)	(26)
Disposals of property, plant and equipment (note 9)	161	2	505
Decrease (increase) in restricted cash equivalents	150	(250)	434
Net cash provided by (used in) investing activities	307	(314)	913
Effect of exchange rate changes on cash and cash equivalents	357	(51)	(1,348)
Net change in cash and cash equivalents	(14,219)	(19,451)	6,519
Cash and cash equivalents — Beginning of year	21,999	41,450	34,931
Cash and cash equivalents — End of year	7,780	21,999	41,450

The accompanying notes are an integral part of these consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1                             Business overview

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies.  On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with AGHD. On January 16, 2018, the Company through AEZS Germany entered into a license and assignment agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada (the “Strongbridge License Agreement”).

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the ultimate parent company of the Group.

The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly-owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.

The registered office of the Company is located at 1155 Rene-Levesque Blvd. West, 41st Floor, Montreal, Quebec H3B 3V2, Canada.

The Company’s common shares are listed on both the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Capital Market (the “NASDAQ”).

Basis of presentation

(a)                                             Statement of compliance

These consolidated financial statements as at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies in these consolidated financial statements are consistent with those of the previous financial year and previous quarter.

These consolidated financial statements were approved by the Company’s Board of Directors on March 27, 2018.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgments.

(b)                                             Principles of consolidation

These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.

(c)                                              Foreign currency

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”). On January 1, 2015, the Company and its U.S. subsidiary, Aeterna Zentaris, Inc., changed their functional currency from the Euro (“EUR”) to the U.S. dollar, given that changes to underlying transactions, events and conditions indicated that the U.S. dollar more appropriately reflects the primary economic environment in which these entities operate. This change in functional currency was accounted for prospectively. The functional currency of the German subsidiaries remains the EUR.

Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ (deficiency) equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive loss.

Foreign exchange gains and losses that relate to cash and cash equivalents are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

(d)                                             Share consolidation (reverse stock split)

On November 17, 2015, the Company effected a consolidation of its issued and outstanding common shares on a 100 to 1 basis (the “Share Consolidation”). The Share Consolidation affected all shareholders, option holders and warrant holders uniformly and thus did not materially affect any security holder’s percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.

2                             Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method for all inventories. The Company’s policy is to write down inventory that has become obsolete and inventory that has a cost basis in excess of its expected net realizable value. Increases in the reserve are recorded as charges in cost of product sales. For product candidates that have not been approved by the FDA, inventory used in clinical trials is wrote down at

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

the time of production and recorded as research and development (“R&D”) costs. For products that have been approved by the FDA, inventory used in clinical trials is expensed at the time the inventory is packaged for the clinical trial. All direct manufacturing costs incurred after approval are capitalized into inventory.

Restricted cash equivalents

Restricted cash equivalents are comprised of bank deposits, related to a guarantee for a long-term operating lease obligation and for a corporate credit card program that cannot be used for current purposes.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.

Identifiable intangible assets and amortization

Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Impairment of assets

Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive loss.

Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.

Share purchase warrants

Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company’s share purchase warrants contains a written put option, arising upon the occurrence of a fundamental transaction, as that term is defined in the share purchase warrants, including a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.

The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.

The warrant liability is classified as non-current, unless the underlying share purchase warrants will expire or be settled within 12 months from the end of a given reporting period.

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Post-employment benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred—namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at fair value through profit or loss (“FVTPL”); “Loans and receivables”; “Financial liabilities at “FVTPL”; and “Other financial liabilities”.

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)         Classification

Financial assets at fair value through profit or loss

Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.

As at December 31, 2017 and 2016, the Company held no assets classified as financial assets at FVTPL.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.

The Company’s loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.

Financial liabilities at FVTPL are currently comprised of the Company’s warrant liability.

Other financial liabilities

Other financial liabilities include trade accounts payable and accrued liabilities, provision for restructuring and other non-current liabilities.

(b)         Recognition and measurement

Financial assets at fair value through profit or loss

Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership.  Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.

Loans and receivables

Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive loss in the period in which they arise.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Other financial liabilities

Financial instruments classified as “Other financial liabilities” are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)          Impairment

Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset’s carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset’s original effective interest rate.

Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Share capital

Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the fair value of the share purchase warrants, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

Revenue recognition

Licensing revenues and multiple element arrangements

The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with partners and licensees. Existing licensing agreements usually involve one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of executing the license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations under a multiple element arrangement and collectibility of the fees is probable. When there are future performance obligations under a multiple element arrangement, upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

Sales Commission

Revenues from sales commission are recognized when all the following conditions are satisfied:

i.                              the service is provided;

ii.                           the amount of revenue can be measured reliably; and

iii.                        it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company is responsible for promoting some products. Therefore, there is no continuing involvement following the patient starting the treatment and buying the products.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.

The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.

Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Current and deferred income tax

Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive loss or directly in equity is also recognized directly in other comprehensive loss or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet the criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.

Discontinued operations

A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive loss and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.

Net (loss) income per share

Basic net (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net (loss) income per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net (loss) income per share be calculated using the treasury stock method, as

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3                             Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)         Critical accounting estimates and assumptions

Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.

Fair value of the warrant liability and stock options

Determining the fair value of the warrant liability and stock options requires judgment related to the selection of the most appropriate pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. Fair value assumptions used are described in note 14 - Warrant liability and 16 - Share capital.

Goodwill impairment

The annual impairment assessment related to goodwill requires to estimate the recoverable amount, which has been determined using fair value less costs of disposal. This evaluation is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses and potential costs to dispose.  The Company also concluded that there was only one CGU as management monitors goodwill on an overall entity basis. Future events, including a significant reduction in the Company’s share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

Employee future benefits

The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 18 - Employee future benefits.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in .

(b)    Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and, where applicable, expected patent lives. Additional information is included in note 5 - Deferred revenues related to licensing arrangements and co-development agreement.

4          Recent accounting pronouncements

Accounting standards adopted without impact

In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company concluded that these amendments have no impact on the Company’s consolidated financial statements.

In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information provided in note 5 is sufficient to meet this new requirement.

Accounting standards not yet adopted

The final version of IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

will require more timely recognition of expected credit losses. It also includes changes in respect of an entity’s own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company’s consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, that these amendments may have on the Company’s consolidated financial statements.

In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, that these amendments may have on the Company’s consolidated financial statements.

In December 2016, IFRIC 22, “Foreign Currency Transactions and Advance Consideration”, was issued. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact, if any, that this new standard may have on the Company’s consolidated financial statements.

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee (“SIC”) 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact, if any, that this new standard may have on the Company’s consolidated financial statements.

In June 2017, FRIC 23, “Uncertainty over Income Tax Treatment”, was issued. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.  The company is currently assessing the impact, if any, that this new standard may have on the Company’s consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5          Deferred revenues related to licensing arrangements and co-development agreement

Zoptrex™ License Agreements

On July 1, 2016, the Company entered into a license agreement (the “Cyntec License Agreement”) with Cyntec Co., Ltd. (“Cyntec”), an affiliate of Orient EuroPharma Co., Ltd. (“OEP”) for Zoptrex™ (zoptarelin doxorubicin) for the initial indication of endometrial cancer. Under the terms of the Cyntec License Agreement, the Company was paid a non-refundable upfront cash payment (the “License Fee”) of 500,000 Euros in consideration for the license to Cyntec of the Company’s intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the “OEP Territory”). Cyntec has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will receive royalties based on future net sales of Zoptrex™ in the OEP Territory. Cyntec will be responsible for the development, registration, reimbursement and commercialization of the product in the OEP Territory. The Company also entered into related Technology Transfer and Supply Agreements with another affiliate of OEP, pursuant to which the Company will transfer to such affiliate the technology necessary to permit the affiliate to manufacture finished Zoptrex™ using quantities of the active pharmaceutical agreement purchased from the Company pursuant to the Supply Agreement.

On December 1, 2014, the Company entered into an exclusive master collaboration agreement (“Master Collaboration Agreement”), a technology transfer and technical assistance agreement (“Tech Transfer Agreement”) and a license agreement (“Sinopharm License Agreement”) with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm”) for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People’s Republic of China, including Hong Kong and Macau (collectively, the “Sinopharm Territory”). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment (the “Transfer Fee”) of $1,000,000 to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, pursuant to the Sinopharm License Agreement, the Company is entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory. Furthermore, the Company is entitled to royalties on future net sales of Zoptrex™ in the Sinopharm Territory.

The Company has continuing involvement in the aforementioned arrangements, including the transfer of documentation, know-how and materials, as well as the provision of technical assistance, such as quality systems implementation, analytical and stability testing, territory-specific development initiatives, and other services.

The Company has applied the provisions of IAS 18, Revenue (“IAS 18”), and has determined that all deliverables and performance obligations contemplated by the agreements with Cyntec/OEP and Sinopharm should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with OEP and Sinopharm were entered into.

The Company has deferred the non-refundable License and Transfer Fees and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.

In determining the period over which the License and Transfer Fee revenues are to be recognized, the Company concluded that its significant continuing involvement in the aforementioned agreements will span approximately until the end of December 2018. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, that would significantly change the duration of the Company’s continuing involvement and performance obligations or benefits expected to be derived by OEP and Sinopharm.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Future milestone payments will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by OEP or Sinopharm, as per the license agreement.

On May 1, 2017, the Company announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin. The results of the study are not supportive to pursue regulatory approval. Based on this outcome, the Company does not anticipate conducting clinical trials of Zoptrex™ with respect to any other indications.

The Company currently has deferred revenues at December 31, 2017 of $541,000 relating to non-refundable upfront payments it previously received for licensing and technology transfer arrangements that it entered into with respect to the development of Zoptrex™ in various territories. Due to events that occurred in 2018, the Company does not anticipate development of Zoptrex™ under the licensing agreements, therefore the Company’s remaining carrying amount of deferred revenues will be recognized in the first quarter of 2018 as income.

Ergomed Agreement

On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement (“CDRSA”) with Ergomed Clinical Research Limited (“Ergomed”), pursuant to which Ergomed agreed to assist the Company in the clinical development program for Zoptrex™ for the purpose of maximizing the commercialization potential of Zoptrex™ with the ultimate aim of selling or licensing Zoptrex™. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement (“MSA”) with Ergomed for a Phase 3 clinical trial of Zoptrex™ in endometrial cancer, pursuant to which Ergomed provided clinical development services with respect to the co-development initiative referred to above.

While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of Zoptrex™ related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000.  As of  December 31, 2017 the amount not charged by Ergomed totaled approximately 9,900,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any future net income (as defined in the CDRSA) or other proceeds related to the licensing of Zoptrex™ in endometrial cancer indication, up to a specified maximum amount.

The Company recognizes R&D costs associated with the CDRSA and MSA net of the 30% discount, as services are rendered by Ergomed in the consolidated statement of comprehensive loss. During the years ended December 31, 2017, 2016 and 2015, the Company expensed a total of $1,117,000, $4,436,000,  $7,140,000, respectively, pursuant to the CDRSA and MSA.

As mentioned previously, the results of the Zoptec pivotal Phase 3 clinical study of Zoptrex™ are not supportive to pursue regulatory approval and consequently the Company does not anticipate incurring additional R&D costs associated with the CDRSA and MSA.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

6                             Cash and cash equivalents

	December 31,
	2017	2016
	$	$
Cash on hand and balances with banks	7,780	21,999
	7,780	21,999

7                             Inventory

	December 31,
	2017	2016
	$	$
Finished goods inventory	556	—
Semi-finished goods inventory	87	—
	643	—

Inventory was written off at the end of December 31, 2016. With the approval of Macrilen™ (macimorelin) and the Strongbridge License Agreement (see note 26 - Subsequent events) the Company has re-capitalized the inventory costs in 2017 that were previously written off. Based on the Strongbridge License Agreement, the Company will sell all Macrilen™ (macimorelin) inventory to Strongbridge.

8                             Trade and other receivables

	December 31,
	2017	2016
	$	$
Trade accounts receivable	20	155
Value added tax	186	130
Other	15	80
	221	365

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9                             Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2016	4,039	19	746	19	4,823
Additions	27	—	19	20	66
Disposals / Retirements	—	—	(3)	—	(3)
Impact of foreign exchange rate changes	(147)	—	(25)	(2)	(174)
At December 31, 2016	3,919	19	737	37	4,712
Additions	2	—	2	—	4
Disposals / Retirements	(2,160)	—	(43)	—	(2,203)
Impact of foreign exchange rate changes	507	—	94	5	606
At December 31, 2017	2,268	19	790	42	3,119

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2016	3,873	—	683	11	4,567
Disposals / Retirements	—	—	(2)	—	(2)
Depreciation expense	70	2	36	4	112
Impact of foreign exchange rate changes	(144)	—	(25)	—	(169)
At December 31, 2016	3,799	2	692	15	4,508
Disposals / Retirements	(2,135)	—	(43)	—	(2,178)
Depreciation expense	50	2	30	18	100
Impairment loss	—	—	—	1	1
Impact of foreign exchange rate changes	496	—	90	2	588
At December 31, 2017	2,210	4	769	36	3,019

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2016	120	17	45	22	204
At December 31, 2017	58	15	21	7	101

Depreciation of ($100,000 in 2017, $112,000 in 2016 and $260,000 in 2015) is presented in the consolidated statement of comprehensive loss as follows: ($69,000 in 2017, $80,000 in 2016 and $231,000 in 2015) in R&D costs, ($10,000 in 2017, $11,000 in 2016 and $13,000 in 2015) in general and administrative (“G&A”) expenses and ($21,000 in 2017, $21,000 in 2016 and $16,000 in 2015) in selling expenses.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10       Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks.  Changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2017			Year ended December 31, 2016
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances — Beginning of the year	30,032	(29,962)	70	31,151	(30,914)	237
Additions	—	—	—	5	—	5
Impairment (loss) reversal*	—	44	44	—	(85)	(85)
Recurring amortization expense*	—	(38)	(38)	—	(83)	(83)
Impact of foreign exchange rate changes	4,214	(4,200)	14	(1,124)	1,120	(4)
Balances — End of the year	34,246	(34,156)	90	30,032	(29,962)	70

*  Recorded as R&D costs in the consolidated statements of comprehensive loss.

11                      Goodwill

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2016	7,836	—	7,836
Impact of foreign exchange rate changes	(283)	—	(283)
At December 31, 2016	7,553	—	7,553
Impact of foreign exchange rate changes	1,060	—	1,060
At December 31, 2017	8,613	—	8,613

12                      Payables and accrued liabilities

	December 31,
	2017	2016
	$	$
Trade accounts payable	1,222	2,044
Accrued research and development costs	127	340
Salaries, employment taxes and benefits	390	156
Current portion of onerous contract provisions (note 15)	173	295
Other accrued liabilities	1,075	910
	2,987	3,745

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13       Provision for restructuring costs

On October 9, 2015, the Company’s Board of Directors approved a plan to restructure the Company’s finance and   accounting operations and to close the Company’s Quebec City office (the “2015 Corporate Restructuring”). The Company transferred all functions performed by the five employees in its Quebec City office to other personnel. As of December 31, 2016, the Corporate Restructuring was completed.

In July 2017, the Company’s subsidiary located in Germany and its Works Council approved the Company’s restructuring program (the “2017 German Restructuring”), creating a constructive obligation from that date. The 2017 German Restructuring is a consequence of the negative Phase 3 clinical trial results of ZoptrexTM announced on May 1, 2017 and the related impact on the Company’s product pipeline. This is also part of the continued strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. The goal of the 2017 German Restructuring is to reduce to a minimum the Company R&D activities and is expected to result in the termination of approximately 24 employees of the German subsidiary.

The Company started implementing the 2017 German Restructuring in the fourth quarter of 2017, with staff departures expected to be completed over a period of approximately 18 months. Total initial restructuring costs associated with the 2017 German Restructuring include severance accruals and other directly related costs ($2,002,000) and an onerous lease provision ($1,113,000), which has been recorded as follows in the accompanying consolidated statement of comprehensive loss: $2,644,000 in R&D costs, $275,000 in General and administrative (“G&A”) expenses and $196,000 in selling expenses. These estimated costs may vary as a result of changes in the underlying assumptions applied thereto, including but not limited to, the time needed to sublease the unused premises. Most of the restructuring accruals are expected to be paid in the financial year ending December 31, 2018.

The changes in the Company’s provision for restructuring costs can be summarized as follows:

	Resource Optimization Program	Corporate Restructuring	German Restructuring	Total
	$	$	$	$
January 1, 2016	75	557	—	632
Utilization of provision	(43)	(523)	—	(566)
Change in the provision	—	(8)	—	(8)
Impact of foreign exchange rate changes	1	(26)	—	(25)
December 31, 2016	33	—	—	33
Provision recognized	—	—	3,115	3,115
Utilization of provision	(33)	—	(157)	(190)
Change in the provision	—	—	(32)	(32)
Impact of foreign exchange rate changes	—	—	88	88
December 31, 2017	—	—	3,014	3,014
Less: current portion	—	—	(2,296)	(2,296)
Non-current portion*	—	—	718	718

* The non-current portion consists exclusively of an onerous lease provision.

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14       Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2017	2016	2015
	$	$	$
Balance — Beginning of the year	6,854	10,891	8,225
Share purchase warrants issued during the year (note 16)	—	400	28,678
Derecognition due to early expiry (note 16)	—	—	(5,865)
Share purchase warrants exercised during the year	(735)	—	(31,103)
Change in fair value of share purchase warrants	(2,222)	(4,437)	10,956
Balance - End of the year	3,897	6,854	10,891
Less: current portion	—	—	(1,411)
Non-current portion	3,897	6,854	9,480

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Years ended December 31,
	2017				2016			2015
	Number		Weighted average exercise price ($)		Number	Weighted average exercise price ($)		Number	Weighted average exercise price ($)
Balance — Beginning of the year	3,779,245		9.66	*	2,842,309	11.30	*	287,852	104.46
Issued (note 16)	—		—		945,000	4.70		3,076,956	5.94	*
Exercised	(331,730	)**	1.07		—	—		(298,088)	4.24
Expired (note 16)	(29,675)		345.00		(8,064)	4.23		(224,111)	66.90
Balance — End of the year	3,417,840		7.59		3,779,245	9.66		2,842,309	11.30

*                       As adjusted (note 16 - Share capital)

**                A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares  issued was 301,343.

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2017:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
1.07	115,844	2.19
4.70	945,000	2.34
7.10	2,331,000	2.96
185.00	25,996	0.58
	3,417,840	2.74

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at December 31, 2017. The Black-Scholes option pricing model uses “Level 2” inputs, as defined by IFRS 13, Fair value measurement (“IFRS 13”) and as discussed in note 22 - Financial instruments and financial risk management.

	Number of equivalent shares	Market- value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
July 2013 Warrants	25,996	2.36	185.00	1.75%	136.18%	0.58	0.00%
March 2015 Series A Warrants (e)	115,844	2.36	1.07	1.90%	132.24%	2.19	0.00%
December 2015 Warrants	2,331,000	2.36	7.10	1.97%	137.02%	2.96	0.00%
November 2016 Warrants (f)	945,000	2.36	4.70	1.91%	145.04%	2.34	0.00%

(a)                     Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)                     Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)                      Based upon time to expiry from the reporting period date.

(d)                     The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)                      For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 16 - Share capital).

(f)                       For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10 call option, which was also calculated using the Black-Scholes pricing model. (see note 16 - Share capital).

Series B Warrants

In addition to the availability of standard cashless exercise provisions, the Series B Warrants (defined and discussed in note 16 - Share capital) were entitled to be exercised on an alternate cashless basis in accordance with their terms.  Such an exercise permitted the holder to obtain a number of common shares equal to: 200% of (i) the total number of common shares with respect to which the Series B Warrant was then being exercised multiplied by (ii) 81.00 divided by (iii) 85% of the quotient of (A) the sum of the per share volume weighted average price (“VWAP”) of the common share for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date, divided by (B) five, less (iv) the total number of common shares with respect to which the Series B Warrant is then being exercised.

Exercises of Series B Warrants on an alternate cashless basis resulted in the issuance of a substantially larger number of the Company’s common shares than would have been otherwise issued following a standard cash or cashless exercise of the Series B Warrants.

Management has determined that, in light of the alternate cashless exercise feature and of actual Series B Warrant exercises since original issuance, application of the Black-Scholes option pricing model did not appropriately reflect the fair value of the Series B Warrants outstanding at a given statement of financial position date.  Instead, management has

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

determined that the application of an intrinsic valuation method is more representative of the market value of the Series B Warrants.

On November 2, 2015, the Company announced that the holders (the “Participating Holders”) of substantially all of the remaining outstanding Series B Warrants at that time had agreed to exercise all Series B Warrants held by them, at a maximum exercise ratio of approximately 33.23 common shares per warrant in accordance with the alternate cashless exercise feature in such Series B Warrants. We paid the Participating Holders a total of $2,925,653 pursuant to the aforementioned agreements.

The 8,064 Series B Warrants remaining on December 31, 2015 expired on September 12, 2016 without having been exercised.

15       Provisions

	December 31,
	2017	2016
	$	$
Onerous contract provisions (detailed below)	310	404
Non-current portion of provision for restructuring costs (note 13)	718	—
Other	—	97
	1,028	501

Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
At January 1, 2016	803	234	1,037
Change in the provision	(24)	—	(24)
Utilization of provision	(196)	(113)	(309)
Unwinding of discount and effect of changes in the discount and foreign exchange rates	(9)	4	(5)
At December 31, 2016	574	125	699
Less: current portion (note 12)	(181)	(114)	(295)
	393	11	404

At December 31, 2016	574	125	699
Change in the provision	(20)	—	(20)
Utilization of provision	(145)	(119)	(264)
Unwinding of discount and effect of changes in the discount and foreign exchange rates	64	3	67
At December 31, 2017	473	9	482
Less: current portion (note 12)	(163)	(9)	(172)
	310	—	310

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

*                             Recorded following the transfer of the Cetrotide® Business (discontinued operations).

**                      Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease in the United States, net of estimated future sublease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sublease arrangement. The lease expired in January 2018.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16                        Share capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Share consolidation

The 655,984,512 common shares issued and outstanding immediately prior to the Share Consolidation, which became legally effective on November 17, 2015, were consolidated into 6,559,846 common shares (the “Post-Consolidation Shares”). The Post-Consolidation Shares began trading on each of the TSX and NASDAQ at the opening of markets on November 20, 2015. The number of outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.

All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

April 2016 ATM Program

On April 1, 2016, the Company entered into an ATM sales agreement (the “April 1, 2016 ATM Program”), under which the Company was able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately  $10 million. The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.

Between April 1, 2016 and March 24, 2017, the Company issued a total of 1,706,968 common shares under the April 2016 ATM Program at an average issuance price of $3.52 per share for aggregate gross proceeds of $6.0 million less cash transaction costs of $190,000 and previously deferred financing costs of $225,000.

March 2017 ATM Program

On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the “March 2017 ATM Program”). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of  $1,780,000 less cash transaction costs of $55,000 and previously deferred financing costs of $65,000.

April 2017 ATM Program

On April 27, 2017, the Company entered into a New ATM Sales Agreement and filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “April 2017 ATM Prospectus Supplement” or “April 2017 ATM

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Program”) related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company’s Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50 million of common shares and is effective for a three-year period.

Between May 30, 2017 and December 31, 2017, the Company issued a total of 1,805,758 common shares under the April 2017 ATM Program at an average issuance price of $1.71 per share for aggregate gross proceeds of $3,761,000 less cash transaction costs of  $115,000 and previously deferred financing costs of $285,000. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants.

Public offerings

March 2015 Offering

On March 11, 2015, the Company completed a public offering of 596,775 units (the “Units”), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share (“Series C Warrant”), 0.75 of a warrant to purchase one common share (“Series A Warrant”) and 0.50 of a warrant to purchase one common share (“Series B Warrant”), at a purchase price of $62.00 per Unit (the “March 2015 Offering”).

Total gross cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of  $2,560,000 and previously deferred transaction costs of $7,000.

The Series A Warrants were exercisable during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants were exercisable during an 18-month term at an initial exercise price of $81.00per share. The Series A Warrants are and the Series B Warrants were subject to certain anti-dilution provision and may at any time be exercised on a standard cashless basis and, in addition, the Series B Warrants were exercisable on an alternate net cashless basis. The exercise of Series B Warrants performed on an alternate net cashless basis resulted in the issuance of a substantially larger number of the Company’s common shares than otherwise would be issued following a standard cash or cashless exercise.  See also note 14 - Warrant liability.  The remaining 8,064 Series B Warrants expired September 12, 2016.

Between May 26, 2015 and December 31, 2015, 290,318 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 5,670,118 common shares.

The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following assumptions were applied: Series A warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.   The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in their beneficially owning more than an “initial beneficial ownership limitation” of either 4.9% or 9.9% of our common shares following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $62.00 per share, were fully exercised between March 23, 2015 and June 5, 2015. Total gross proceeds payable to the Company in connection with

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the Series C Warrants.

Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to the warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.

In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 out of the proceeds of the March 2015 Offering as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was recorded, net of the aforementioned amendment fee, within finance income in the accompanying consolidated statement of comprehensive loss. For holders of the remaining 7,770 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $14.00 per share in accordance with the terms thereof.

December 2015 Offering

On December 14, 2015, the Company completed a public offering of 3,000,000 common shares at a purchase price of $5.54 per share and 2,100,000 warrants to purchase one common share at a purchase price of $0.01 per warrant (the “December 2015 Offering”).

In connection with the December 2015 Offering, the Company granted the underwriter a 45-day over-allotment option to separately acquire up to an additional 330,000 common shares at the same purchase price of $5.54 per share and/or up to an additional 231,000 warrants at the same purchase price of $0.01 per warrants. The underwriter exercised its option in full with respect to the 231,000 warrants for market stabilization purposes but did not exercise any of its option in respect of common shares.

Total gross cash proceeds raised through the December 2015 Offering amounted to $16,650,000, less cash transaction costs of $1,638,000.

The warrants are exercisable for a period of five years at an exercise price of $7.10 per share.  Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 2,331,000 common shares that would generate additional proceeds for an amount of $16,550,100. However, those warrants may at any time be exercised on a “net” or “cashless” basis.

The Company estimated the fair value attributable to the warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following assumptions were applied: a risk-free annual interest rate of 1.68%, an expected volatility of 107.57%, an expected life of 5 years and a dividend yield of 0.0%.  As a result, on December 14, 2015, the total fair value of the share purchase warrants was estimated at $7,698,000.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total gross proceeds of the December 2015 Offering were allocated as follows: $7,698,000 was allocated to the warrant liability and $8,952,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $757,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $881,000 was allocated to Share capital.

In connection with the December 2015 Offering and in accordance with the anti-dilution provisions, the exercise prices of the January 2014 and March 2015 Series A and Series B warrants were adjusted to $0.00 and $4.95, respectively. The remaining January 2014 Warrants were exercised on December 30, 2015 and no longer remain outstanding.

November 2016 Offering

On November 1, 2016, the Company completed a registered direct offering of 2,100,000 units (the “Units”), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the “November 2016 Offering”).

Total gross cash proceeds raised through the November 2016 Offering amounted to $7.6 million, less cash transaction costs of $1.0 million, and previously deferred transactions costs of $27,000. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.

The warrants contain a call provision which provides that, in the event the Company’s common shares trade at or above    $10 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a “net” or “cashless” basis. See also note 14 - Warrant liability.

The Company estimated the fair value attributable to the warrants as of the date of grant by applying probability to multiple Black-Scholes pricing models, to which the following weighed average assumptions were applied: a risk-free annual interest rate of 0.63%, an expected volatility of 112.48%, an expected life of 1.63 years and a dividend yield of 0.0%. In addition, the Company reduced the fair value of these warrants to take into consideration the fair value of the 10.0 call option, which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. As a result, on November 1, 2016, being the date of issuance, the total fair value of the share purchase warrants was estimated at $400,000.

The pre-funded warrants were offered in the November 2016 Offering to the investor because the purchase of Units would have resulted in the investor beneficially owning more than an “initial beneficial ownership limitation” of 4.9% of our common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.

Total gross proceeds of the November 2016 Offering were allocated as follows: $400,000 was allocated to the warrant liability, $3,239,000 was allocated to the pre-funded warrants, and the balance of $3,921,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $56,000 was allocated to the warrant liability and immediately recognized in general

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

and administrative expenses in the consolidated statement of comprehensive loss, an amount of $544,000 was allocated to Share capital and an amount of $450,000 was allocated to pre-funded warrants. Upon exercise of the pre-funded warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.

Shareholder rights plan

The Company has a shareholder rights plan (the “Rights Plan”) that provides the Board of Directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company’s shareholders at its annual meeting of shareholders held on May 10, 2016.

Stock options

The Company has in place a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time. The Company’s Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company’s Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016.

Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of  10  years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.

The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2017		2016		2015
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance — Beginning of the year	966,539	7.23	272,874	25.88	33,956	187.36
Granted	390,000	2.05	713,573	3.47	243,000	5.17
Forfeited	(643,271)	6.02	(10,034)	99.22	(4,082)	136.17
Cancelled	—	—	(9,874)	157.00	—	—
Expired	(853)	704.88	—	—	—	—
Balance — End of period	712,415	4.66	966,539	7.23	272,874	25.88

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2017		2016		2015
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance — Beginning of the year	1,858	820.27	3,787	845.46	4,909	1,010.40
Forfeited	—	—	(1,028)	967.63	(271)	923.20
Cancelled	—	—	(901)	758.00	—	—
Expired	(355)	1,728.15	—	—	(851)	1,772.17
Balance — End of the year	1,503	605.84	1,858	820.27	3,787	845.46

	US$ options outstanding as at December 31, 2017
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
2.05 to 2.75	390,000	6.62	2.05
2.76 to 3.47	168,864	5.93	3.45
3.48 to 3.49	50,000	5.35	3.48
3.50 to 4.19	32,498	5.94	3.77
4.20 to 1,044.00	71,053	4.89	23.09
	712,415	6.17	4.66

	US$ options exercisable as at December 31, 2017
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
2.76 to 3.47	56,851	5.93	3.45
3.48 to 3.49	16,669	5.35	3.48
3.50 to 4.19	10,834	5.94	3.77
4.20 to 1,044.00	49,055	4.86	31.39
	133,409	5.46	13.75

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	CAN$ options outstanding and exercisable as at December 31, 2017
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CDN$)
330.00 to 360.00	197	0.92	330.00
360.01 to 480.00	333	0.87	390.00
480.01 to 741.00	502	1.94	570.00
741.01 to 912.00	471	2.87	912.00
	1,503	1.86	605.84

As at December 31, 2017, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $444,450 ($2,057,188 in 2016). This amount is expected to be recognized over a weighted average period of 1.38 years (1.71 years in 2016).

The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value input assumptions for US dollar-denominated options granted

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2017	2016
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	137.60%	115.10%
Risk-free annual interest rate	(c)	1.53%	1.80%
Expected life (years)	(d)	3.26	4.92
Weighted average share price		$2.05	$3.47
Weighted average exercise price		$2.05	$3.47
Weighted average grant date fair value		$1.62	$2.80

(a)                     The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)                     Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)                      Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)                     Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

The Black-Scholes pricing models referred above use “Level 2” inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 22 - Financial instruments and financial risk management.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17          Operating expenses

The nature of the Company’s operating expenses from continuing operations include the following:

	Years ended December 31,
	2017	2016	2015
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,081	2,430	2,957
Termination benefits	—	—	843
Post-employment benefits	59	78	119
Share-based compensation costs	87	1,051	828
	2,227	3,559	4,747
Other employees compensation:
Salaries and short-term employee benefits	3,584	3,574	4,431
Termination benefits	1,806	—	245
Post-employment benefits	441	500	511
Share-based compensation costs	95	31	91
	5,926	4,105	5,278
Goods and services(2)	13,575	21,217	21,429
Leasing costs, net of sublease receipts of $359 in 2017, $345 in 2016 and $380 in 2015(3)	2,247	1,131	1,452
Refundable tax credits and grants	—	—	(23)
Onerous contract expenses resulting from the Restructuring	—	—	(202)
Transaction costs related to share purchase warrants	—	56	2,208
Depreciation and amortization	138	195	271
Impairment (reversal) losses	(44)	85	70
Operating foreign exchange (gains) losses	(72)	39	199
	15,844	22,723	25,404
	23,997	30,387	35,429

(1)                                 Key management includes the Company’s directors and members of the executive management team.

(2)                                 Goods and services include third-party R&D costs, laboratory supplies, professional fees, contracted sales force costs, marketing services, insurance and travel expenses.

(3)                                 Leasing costs also include changes in the onerous lease provision (note 15 - provisions ), other than attributable to the unwinding of the discount.

Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers’ employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company’s financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.

The change in the Company’s accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Balances — Beginning of the year	13,197	12,375	14,619	217	281	433
Current service cost	107	87	103	14	13	14
Interest cost	237	282	260	3	—	8
Actuarial (gain) loss arising from changes in financial assumptions	(694)	1,479	(844)	(115)	—	(34)
Benefits paid	(485)	(399)	(410)	(66)	(60)	(97)
Impact of foreign exchange rate changes	1,783	(627)	(1,353)	31	(17)	(43)
Balances — End of the year	14,145	13,197	12,375	84	217	281
Amounts recognized:
In net loss	(344)	(369)	(363)	98	(13)	12
In other comprehensive loss	(1,089)	(852)	2,197	(31)	17	43

The cumulative amount of actuarial net losses recognized in other comprehensive loss as at December 31, 2017 is approximately $4,277,000 (approximately $4,971,000 as at December 31, 2016 and approximately $3,492,000 as at December 31, 2015).

The significant actuarial assumptions applied to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2017	2016	2015	2017	2016	2015
	%	%	%	%	%	%
Discount rate	1.70	1.60	2.40	1.70	1.60	2.40
Pension benefits increase	1.80	1.80	1.80	1.80	1.80	2.40
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Since January 1, 2017, management determined that the discount rate assumption should be adjusted from 1.6% to 1.7% as a result of changes in the European economic environment.

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2017	2016	2015
Retiring at the end of the reporting period:
Male	20	20	19
Female	24	24	23
Retiring 20 years after the end of the reporting period:
Male	22	22	22
Female	26	26	26

The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2017. The next actuarial reports are planned for December 31, 2018.

In accordance with the assumptions used as at December 31, 2017, undiscounted defined pension benefits expected to be paid are as follows:

$
2018	522
2019	541
2020	553
2021	558
2022	564
Thereafter	16,589
19,327

The weighted average duration of the defined benefit obligation is 15.8 years.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $119,000 for the year ended December 31, 2017 ($129,000 for 2016 and $159,000 for 2015).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19       Supplemental disclosure of cash flow information

	Years ended December 31,
	2017	2016	2015
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	158	228	270
Prepaid expenses and other current assets	(343)	(45)	(111)
Other non-current assets	39	(233)	58
Payables and accrued liabilities	(1,113)	(313)	(1,013)
Deferred revenues	—	555	—
Provision for restructuring costs (note 13)	(190)	(566)	(1,840)
Employee future benefits (note 18)	(551)	(459)	(507)
Provisions	(212)	(231)	(252)
	(2,212)	(1,064)	(3,395)

20       Income taxes

Significant components of current and deferred income tax expense are as follows:

	Years ended December 31,
	2017	2016	2015
	$	$	$
Current tax expense	—	—	—
Deferred tax:
Origination and reversal of temporary differences	6,395	9,199	8,581
Adjustments in respect of prior years	(149)	36	—
Change in unrecognized tax assets	(2,767)	(9,235)	(8,581)
Income tax expense	3,479	—	—

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2017	2016	2015
Combined Canadian federal and provincial statutory income tax rate	26.8%	26.9%	26.9%

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2017	2016	2015
	$	$	$
Income tax recovery based on combined statutory income tax rate	5,434	6,714	13,511
Change in unrecognized tax assets	(2,701)	(9,235)	(8,581)
Change in unrecognized tax assets related to OCI	(228)	436	(269)
Share issuance costs	164	224	—
Permanent difference attributable to the use of local currency for tax reporting	(71)	(30)	(1,297)
Change in enacted rates used	(358)	(16)	—
Permanent difference attributable to net change in fair value of warrant liability	595	1,194	(3,754)
Share-based compensation costs	(49)	(291)	(248)
Difference in statutory income tax rate of foreign subsidiaries	768	972	1,135
Permanent difference attributable to expiring loss carry forward	—	—	(563)
Adjustments in respect of prior years	(149)	36	—
Other	74	(4)	66
	3,479	—	—

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.

Loss before income taxes

Loss before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2017	2016	2015
	$	$	$
Germany	(13,950)	(19,179)	(20,500)
Canada	(5,592)	(5,659)	(29,496)
United States	(733)	(121)	(232)
	(20,275)	(24,959)	(50,228)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016
	$	$
Deferred tax assets
Current:
Operating losses carried forward	3,479	—
Non-current:
Operating losses carried forward	696	1,009
Intangible assets	4,812	5,199
	8,987	6,208
Deferred tax liabilities
Current:
Payables and accrued liabilities	—	109
	—	109
Non-current:
Property, plant and equipment	5	7
Deferred revenues	5,316	5,658
Warrant liability	—	386
Other	187	48
	5,508	6,099
	5,508	6,208
Deferred tax assets (liabilities), net	3,479	—

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2017	2016
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	584	217
	584	217
Non-current:
Deferred Revenues	—	—
Operating losses carried forward	82,421	71,654
Research and development costs	9,167	9,195
Unused tax credits	8,019	8,019
Employee future benefits	2,296	2,275
Property, plant and equipment	407	175
Share issuance expenses	841	941
Onerous contract provisions	—	26
Intangible assets	—	189
Other	335	144
	103,486	92,618
Unrecognized deferred tax assets	104,070	92,835

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2017, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	6,429	5,043
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	10,418	10,452
2036	10,592	10,592
2037	7,610	7,610
	57,821	56,420

The Company has estimated non-refundable R&D investment tax credits of approximately $8,019,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2037. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The federal tax losses amount to approximately $211,000,000 in Germany, for which there is no expiry date, and to $2,165,000 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2037	825
2,165

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21                      Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.

Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity, as discussed in note 16 - Share capital.

The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

22                      Financial instruments and financial risk management

Financial assets (liabilities) as at December 31, 2017 and December 31, 2016 are presented below.

December 31, 2017	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	7,780	—	—	7,780
Trade and other receivables (note 8)	35	—	—	35
Restricted cash equivalents	381	—	—	381
Payables and accrued liabilities (note 12)	—	—	(2,689)	(2,689)
Provision for restructuring costs (note 13)	—	—	(1,806)	(1,806)
Warrant liability (note 14)	—	(3,897)	—	(3,897)
	8,196	(3,897)	(4,495)	(196)

December 31, 2016	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	21,999	—	—	21,999
Trade and other receivables (note 8)	235	—	—	235
Restricted cash equivalents	496	—	—	496
Payables and accrued liabilities (note 12)	—	—	(3,352)	(3,352)
Provision for restructuring costs (note 13)	—	—	(33)	(33)
Warrant liability (note 14)	—	(6,854)	—	(6,854)
Other non-current liabilities (note 15)	—	—	(97)	(97)
	22,730	(6,854)	(3,482)	12,394

Fair value

As discussed above in note 14 - Warrant liability, the Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 — Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)                     Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the loans and receivables in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.

As at December 31, 2017, trade accounts receivable for an amount of approximately $20,000 were with three counterparties, and no trade accounts receivable were past due and none were impaired.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized in the Company’s consolidated statement of financial position.

(b)                     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 21 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with AGHD. On January 16, 2018, the Company, through AEZS Germany entered into the Strongbridge License Agreement. The Strongbridge License Agreement will contribute to fulfilling the Company’s future obligations (see note 26 - Subsequent events).

(c)                      Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability,  which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $0.84 to $3.65 during the year ended December 31, 2017.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net loss related to the warrant liability held at December 31, 2017 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	3,897	1,359	(1,474)
Total impact on net loss — decrease / (increase)		1,359	(1,474)

23                      Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Geographical information

Revenues by geographical area are detailed as follows:

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2017	2016	2015
	$	$	$
United States	452	410	217
China	262	249	302
Singapore	—	101	—
British Virgin Islands	206	100	—
Switzerland	—	—	312
Other	3	51	45
	923	911	876
Amounts presented:
Within discontinued operations	—	—	331
Within continuing operations	923	911	545
	923	911	876

Revenues have been allocated to geographic regions based on the country of residence of the Company’s external customers or licensees.

Non-current assets* by geographical area are detailed as follows:

	December 31,
	2017	2016
	$	$
Germany	8,792	7,793
United States	2	2
Canada	10	32
	8,804	7,827

*                 Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.

Major customers representing 10% or more of the Company’s revenues in each of the last three years are as follows:

	Years ended December 31,
	2017	2016	2015
	$	$	$
Company 1*	—	—	312
Company 2	—	20	217
Company 3	262	249	302
Company 4	323	222	—
Company 5	129	167	—
Company 6	—	101	—
Company 7	206	100	—

*Related to Cetrotide® (discontinued operations).

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24                      Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2017	2016	2015
	$	$	$
Net loss from continuing operations	(16,796)	(24,959)	(50,228)
Net income from discontinued operations	—	—	85
Net loss	(16,796)	(24,959)	(50,143)
Basic and diluted weighted average number of shares outstanding	14,958,704	10,348,879	2,763,603
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	713,918	968,397	276,661
Share purchase warrants	3,417,840	3,779,245	2,842,309

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

25                      Commitments and contingencies

The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2017 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	448	(143)	403
1 - 3 years	633	(26)	283
4 - 5 years	105	—	259
More than 5 years	100	—	250
Total	1,286	(169)	1,195

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.  No accruals have been recorded as at December 31, 2017 or 2016.

Class Action Lawsuit

The Company and certain of its former officers are defendants in a putative class action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the “Class Period”), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company’s new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company’s common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the Court.

On March 2, 2015, the lawsuits were consolidated into one class action, and a Lead Plaintiff and Lead Counsel were appointed.  On April 10, 2015, Lead Plaintiff filed an Amended Complaint.  On May 26, 2015, the Company filed a motion to dismiss the class action.

On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. The Company subsequently filed a motion to dismiss the second amended complaint. On March 2, 2016, the Court issued an order granting the Company’s motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of the Company’s former officers from the lawsuit. The Court allowed the claim that the Company misrepresented and omitted material facts from its public statements during the Class Period to proceed against the Company and its former CEO, who departed in $2.013, while dismissing such claims against other former officers. The Court also allowed a claim for “controlling person” liability to proceed against certain former officers.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016.  On June 30, 2016, the Court issued an order denying the Company’s motion for reconsideration. Lead Plaintiffs filed a motion for class certification on May 8, 2017, on which a hearing was held on July 20, 2017.  The court granted the motion for class certification on February 28, 2018, which we appealed. We filed an interlocutory petition for review on March 14, 2018.  Lead Plaintiff’s opposition to the petition was due on Monday, March 26, 2018.

The Company’s directors’ and officers’ insurance policies (“D&O Insurance”) provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported class-action lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, the Company exceeded the deductible amount applicable to this claim. Therefore, the Company believes that the insurers will bear most of the costs for the Company’s defense in future periods, subject to the Company’s policy limits.

While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company’s financial condition, results of operations, liquidity and cash flows.

Other lawsuits

In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. All outstanding stock options held by both former officers were cancelled effective as of their respective termination dates, in accordance with the provisions of the Company’s Stock Option Plan.

On August 3, 2017, the Company announced that it had filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. The Company is also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore (i) from continuing to use the Company’s confidential and proprietary information without authorization and (ii) from mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit. The Company engaged external counsel to conduct an internal investigation related to this lawsuit, which is still ongoing.

On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. The Company and its Chair consider the counterclaim against them to be entirely without merit, and intend to vigorously defend against the counterclaim.

In August 2017, Mr. Dodd filed a lawsuit in the Court of Common Pleas of South Carolina against the Company for damages of approximately $1.7 million. He is also requesting that all of his outstanding stock options vest effective upon

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

his termination date. The Company cannot predict at this time the final outcome or potential losses, if any, with respect to this lawsuit.

Cogas Consulting, LLC (“Cogas”) filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. Cogas alleges that its employee (and sole shareholder) John Sharkey is entitled to a “success fee” commission on the Strongbridge License Agreement.  Cogas is claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018.  Cogas alleges it is entitled to 5% of the $24 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021. The Company plans to vigorously defend this matter.

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, 2016 and 2015

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

26                      Subsequent events

On January 16, 2018, the Company through AEZS Germany entered into the Strongbridge License Agreement. The Company received an upfront cash payment of $24,000,000 from Strongbridge, and, for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on net sales up to $75,000,000 and an 18% royalty on net sales above $75,000,000. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country. In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:

•  $4,000,000 on achieving $25,000,000 annual net sales,

•  $10,000,000 on achieving $50,000,000 annual net sales,

•  $20,000,000 on achieving $100,000,000 annual net sales,

•  $40,000,000 on achieving $200,000,000 annual net sales, and

•  $100,000,000 on achieving $500,000,000 annual net sales.

Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5,000,000 from Strongbridge.

Strongbridge will fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.